

January 27, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. H. John Mye III
Vice President, Chief Financial Officer and Treasurer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY. 14086

        Re: Ecology and Environment, Inc.
               Form 10-K for Fiscal Year Ended July 31, 2015
               Filed October 29, 2015

Dear Mr. Mye:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended July 31, 2015</u>

<u>Item 11. Executive Compensation, page 63</u>
<u>Components of Our Executive Compensation Program., page 63</u>

1. We note that all your named executive officers received bonuses for fiscal year 2015. In future filings, please provide a brief description of the material factors necessary to understand the decision to grant bonuses to your named executive officers. Refer to Item 402(o) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Tracey McKoy at (202) 551-3772, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236, or in his absence, Asia Timmons - Pierce at (202) 551-3754 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and Construction